Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

CV TECHNOLOGIES CONFIRMS TRADING TO RESUME; UPDATES NEW CORPORATE PRIORITIES

For Immediate Release

EDMONTON, AB (July 10, 2007) CV Technologies Inc. (TSX:CVQ) today confirmed that Securities Commissions in Alberta, Ontario and British Columbia have lifted their Cease Trade Orders, clearing the way for the Toronto Stock Exchange to lift the trading halt on CVQ stock. Trading is expected to resume tomorrow, July 11, 2007.

The Company fulfilled the conditions of all Cease Trade Orders when it filed restatements on June 14, 2007 of its previously reported consolidated financial statements for the year ended September 30, 2006 and interim consolidated financial statements for the three month period ended December 31, 2006. The company also filed the interim consolidated financial statements for the three month period ended March 31, 2007.

The Board and Management of CV Technologies continue to focus on seven key priorities:

- Strengthening and expanding the foundation of its existing Canadian business. Restructuring of its Canadian sales force is underway, and a new Vice President of Sales has been hired. A new Chief Operating Officer began work in May. New product development for the Canadian market continues and the Company will determine appropriate timing to market as brand strategies are developed. The core business in Canada continues to be solid and profitable. New figures as of May 12, 2007 show COLD-fX® remains the #1 selling cold/flu remedy in Canada.*

- Further developing its business strategy for the U.S. The Company is finalizing its U.S. strategy going forward, as part of discussions and ongoing strategic business reviews with customers and current and potential U.S. business partners. A number of options are being evaluated.

- Executing and completing corporate restructuring and cost reduction initiatives.

- Completing the Company's new headquarters and research centre with a scheduled opening in the fall.

- Continuing discussions with potential strategic partners for the development and expansion of the Company's science to create new product opportunities worldwide.

- Exercising strong cash flow management. We are continuing initiatives to reduce inventory and better manage working capital and finalizing the recently arranged bank facility and leveraging the strength of our Canadian business and its ability to generate significant cash flow this fall.

- Developing a comprehensive, long term strategic plan for the business. During this period of recovery and resurgence, Management, the Board and their business advisors are working together to complete both a new vision for the future of the Company and a plan to execute that vision.

"Our Company experienced remarkable growth in a short period of time and our continued growth needs to be disciplined and orderly," said Dr. Jacqueline Shan, President, CEO and Chief Scientific Officer for CV Technologies. "We have learned valuable lessons from our initial U.S. experience. At the same time, we retain a solid and very profitable business in the Canadian marketplace where consumers have made COLD-fX the #1 selling cold remedy in the country."

"We recognize the need to focus on our core business to protect our financial foundation while we further develop short, medium and long term business plans for expansion and growth," Dr. Shan continued. "We are working closely with our Board and advisors in developing a vision for the Company's new future and a road map for getting there. That process is underway and at the appropriate time over the next several months, we will be sharing our accomplishments in fulfilment of our strategy with the investment community and other constituents. In the meantime, we ask for your patience and support as we work through this process."

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, is a global leader in the development and commercialization of naturally derived, evidence based, natural therapeutics for disease prevention and health maintenance. The Company's lead product - COLD-fX - strengthens the immune system and is widely used in Canada as a leading over the counter (OTC) remedy for preventing and relieving cold and flu infections. A comprehensive treatment claim approved by Health Canada for COLD-fX states that it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system." Such therapeutic claims require support by randomized, double-blinded, placebo-controlled clinical trials which are the highest level of scientific evidence. COLD-fX, with its unique and patented mechanism of action is standardized according to the Company's ChemBioPrint (CBP) process. The CBP process precisely identifies the chemical profile and biological activity of multi-active compounds in evidence-based natural therapeutics, while providing a manufacturing protocol that ensures each batch of the final product delivers verifiable and provable health benefits. International manufacturing, marketing, patents and trademarks are held by fX Life Sciences International GmbH. COLD-fX is distributed and sold in the U.S. by COLD-fX Pharmaceuticals (USA) Inc. after receiving clearance from the FDA as a New Dietary Ingredient. Both companies are wholly-owned subsidiaries of CV Technologies Inc. fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. maintain a call center for product information: 1-877-490-3300.

MEDIA CONTACT:

Warren Michaels
Vice President, Media Relations
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

This news release contains forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this release, including those comments related to the timely return to profitability and the successful outcome of new corporate initiatives. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a more in-depth account of risks and uncertainties, please refer to documents filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). Subject to its obligations under applicable law, the Company assumes no duty to update this disclosure. The Company is a 12g3-2(b) SEC registrant.

* AC Nielsen MarketTrack, National Grocery Banner +Mass Merch+Drug+General Merch+Warehouse Club, 52 weeks ending May 12, 2007, Natural Supplements+Cold Remedies.

GLOBAL CORPORATE COMPLIANCE INC
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Gordon Brown and Jane Tulloch
Email: Gordon.brown@cvtechnologies.com; Jane.Tulloch@cvtechnologies.com

DATE: July 12, 2007

CONFIRMATION OF SEDAR FILING

PROJECT NO.	01127564
FILING TYPE	News releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	July 11,2007

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

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July 3, 2007

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

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